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15047576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 South Revere Parkway
(No. and Street)

Centential	Colorado	80112-3992
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Husky 303-705-6134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C. 194 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Mary Husky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCAdvisors Network Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary Husky
Signature

Finance Director
Title

Denise Courtney
Notary Public

DENISE COURTNEY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20014023507
MY COMMISSION EXPIRES AUGUST 26, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

TCAdvisors Network Inc.

Statement of Financial Condition along with Report of Independent Registered Public Accounting Firm

December 31, 2014

TCAdvisors Network Inc.

December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3

BKD LLP
CPAs & Advisors

1700 Lincoln Street, Suite 1400 // Denver, CO 80203-4514
303.861.4545 // fax 303.832.5705 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

We have audited the accompanying statement of financial condition of TCAdvisors Network Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Denver, Colorado
February 27, 2015

TCAdvisors Network Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	414,516
Clearing agent deposit		100,000
Commissions and fees receivable		647,651
Prepaid expenses		51,554
Property and equipment, net		1,225
Total assets	$	1,214,946

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and other liabilities	$	21,236
Accrued expenses		10,728
Total liabilities		31,964
Stockholders' Equity		
Common stock, $0.01 par value; authorized 1,100,000 shares; issued and outstanding 910,000 shares		9,100
Additional paid-in capital		683,543
Retained earnings		490,339
Total stockholders' equity		1,182,982
Total liabilities and stockholders' equity	$	1,214,946

TCAdvisors Network Inc.
Notes to Financial Statements
December 31, 2014

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

TCAdvisors Network Inc. (the "Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is incorporated under the laws of the state of Colorado.

The Company shares common control with Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation ("TCA Financial"), and Trust Company of America ("Trust Company").

The Company operates two distinct lines of business. The first is as a fully disclosed broker/dealer. All trades are transacted through clearing brokers. The second line of business is an online interactive auction for the secondary market of limited partnerships ("LPs") and non-publicly traded real estate investment trusts ("REITs"). During 2014 the Company sold the assets of this second line of business and no longer has these operations.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of LP and REIT interests is recorded on the date that the buyer and seller have contractually agreed to terms and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue

The Company receives service and distribution fees ("12b-1 fees") from various mutual funds in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned on average balances.

Income Taxes

The Company's stockholders have elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law. Therefore, taxable income or loss is reported to the individual stockholders for inclusion in the individuals' respective tax returns and no provision for federal and state income taxes is included in these statements.

The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2011 and 2010, respectively.

Subsequent Events

Subsequent events have been evaluated through February 27, 2014 which is the date the financial statements were issued.

Note 2: Clearing Agent Deposits

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement. The clearing agent deposit has been included as an allowable asset for purposes of the Company's net capital calculation.

Note 3: Related-party Transactions

Pursuant to an expense allocation agreement between the Company and Trust Company, the Company's financial statements reflect the pro-rata allocation of costs incurred for occupancy costs, operations and administrative support, in addition to certain network services. The allocations are based on systematic methodologies that consider the number of employees and usage factors. Although not allocated under the terms of the agreement, the Company also shares the cost of officer salaries with Trust Company.

At December 31, 2014, the Company had accounts payable of $31 to TCA Financial and $9,011 to Trust Company. These amounts are included in accounts payable and other liabilities on the accompanying statement of financial condition.

TCAdvisors Network Inc.
Notes to Financial Statements
December 31, 2014

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $482,552, which was $432,552 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.07 to 1 at December 31, 2014.

Note 5: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Concentrations and Credit Risk

The Company's cash demand deposits are held at a financial institution and insured by the FDIC up to $250,000. At December 31, 2014 the Company's cash accounts exceeded federally insured limits by approximately $179,000.